TAHOE TO COMMENCE TRADING ON NYSE
Company will list under symbol TAHO

VANCOUVER, B.C. (May 4, 2012) – Tahoe Resources Inc. (TSX: THO) is pleased to announce that its common shares have been authorized for listing on the New York Stock Exchange (NYSE) under the trading symbol “TAHO.” The Company will retain its listing on the Toronto Stock Exchange (TSX) in Canada under the trading symbol “THO.”

Tahoe shares will begin trading on Tuesday, May 8, 2012 when senior management from Tahoe will visit the NYSE to ring the opening bell.

Tahoe’s strategy is to develop the Escobal project into a profitable mining operation and to position itself as a leading silver producer with high quality, low cost assets in the Americas. Tahoe is a member of the S&P/TSX Composite and TSX Global Mining indices. Additional information is available on Tahoe’s website: www.tahoeresourcesinc.com.

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Forward-Looking Statements
This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation, and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to as “forward-looking information”). Wherever possible, words such as “plans,” “expects,” or “does not expect,” “budget,” “scheduled,” “estimates,” “forecasts,” “anticipate” or “does not anticipate,” “believe,” “intend,” and similar expressions or statements that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved, have been used to identify forward-looking information. In particular, this news release describes future events and conditions related to the date the Tahoe shares are expected to commence trading on the NYSE, and Tahoe’s strategy to develop the Escobal project and for positioning the Company as a whole. Forward-looking information is based on management’s reasonable assumptions, estimates, expectations, analyses and opinions on the date of this news release. These are based on management’s experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances, but which may prove to be incorrect. Assumptions have been made regarding, among other things, Tahoe’s ability to carry on exploration and development activities, the timely receipt of required approvals, the price of silver and other metals, Tahoe’s ability to operate in a safe, efficient and effective manner and Tahoe’s ability to obtain financing as and when required and on reasonable terms. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. Tahoe’s actual results, programs and financial position could differ materially from those anticipated in such forward-looking statements as a result of numerous factors, many of which are beyond the Company’s control. These factors include, but are not necessarily limited to, results of exploration activities and development of mineral properties, the interpretation of drilling results and other geological data, the uncertainties of resource and reserve estimations, receipt and security of mineral property titles, receipt of licenses to conduct mining activities, country risks, project cost overruns or unanticipated costs and expenses, the availability of funds, fluctuations in metal prices, currency fluctuations, and general market and industry conditions. There is no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on this information. Tahoe does not undertake to update any forward-looking information, except as, and to the extent required by, applicable securities laws. For more information about the risks and challenges of Tahoe’s business, investors should review Tahoe’s current AIF available at www.sedar.com.

For further information, please contact:
Tahoe Resources Inc.
Ira M. Gostin, Vice President Investor Relations
investors@tahoeresourcesinc.com
Tel: 775-448-5807